**GOLDBELT RESOURCES LTD.**

**INTERIM CONSOLIDATED FINANCIAL STATEMENTS**

**FOR THE SIX MONTHS ENDED DECEMBER 31, 2005**

*Goldbelt Resources Ltd.*
# Consolidated Balance Sheets
*As at December 31, 2005 and June 30, 2005*
*(Unaudited and expressed in Canadian Dollars)*

|  | December 31 2005 $ | June 30 2005 $ |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents | **979,088** | 4,530,762 |
| Accounts receivable | **52,049** | - |
| Prepaid expenses | **67,464** | 44,984 |
| | **1,098,601** | 4,575,746 |
| **Equipment** (Note 2) | **111,214** | 45,429 |
| **Mineral properties** (Note 3) | **11,579,205** | 10,241,203 |
| | **12,789,020** | 14,862,378 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | **644,881** | 1,897,029 |
| Due to Resolute Mining Limited (Notes 3, 8(d)) | **1,837,091** | 1,933,588 |
| | **2,481,972** | 3,830,617 |
| **Shareholders' equity** | | |
| Capital stock (Note 4) | **11,760,658** | 11,737,625 |
| Contributed surplus (Note 4) | **1,071,918** | 652,792 |
| Deficit | **(2,525,528)** | (1,358,656) |
| | **10,307,048** | 11,031,761 |
| | **12,789,020** | 14,862,378 |

**Nature of operations** (Note 1)
**Subsequent events** (Note 8)

*The accompanying notes are an integral part of these interim consolidated financial statements.*

**Approved by the Board of Directors**

**"Elizabeth A. Martin"**                 **"Paul J. Morgan"**
*Director*                                *Director*

The external auditors have not reviewed these interim consolidated financial statements.

*Goldbelt Resources Ltd.*

# Interim Consolidated Statements of Operations and Deficit

*For the three and six month periods ended December 31, 2005 and 2004*
*(Unaudited and expressed in Canadian Dollars)*

|  | 3 months ended December 31 | | 6 months ended December 31 | |
|  | **2005** | 2004 | **2005** | 2004 |
|  | **$** | $ | **$** | $ |
|---|---|---|---|---|
| **Expenses** | | | | |
| Professional fees | **58,497** | 63,154 | **124,674** | 83,525 |
| Travel and promotion | **108,886** | 23,889 | **192,113** | 87,470 |
| Stock-based compensation | **398,006** | - | **419,126** | 77,771 |
| Consulting fees | **39,202** | 46,936 | **98,887** | 65,336 |
| Salaries and benefits | **162,315** | 4,208 | **257,077** | 7,013 |
| Transfer agent and filing fees | **3,576** | 54,144 | **3,593** | 55,482 |
| Shareholder relations | **53,978** | 7,436 | **128,659** | 8,697 |
| Office and occupancy costs | **34,585** | 649 | **69,493** | 1,059 |
| Telecommunications | **8,329** | 95 | **23,907** | 327 |
| Directors' fees | **1,393** | - | **4,893** | - |
| Amortization | **4,209** | - | **7,638** | - |
| **Loss before other items** | **(872,976)** | (200,511) | **(1,330,060)** | (386,680) |
| **Other income** | | | | |
| Foreign exchange | **25,648** | - | **109,804** | - |
| Interest income | **26,990** | 1,143 | **53,384** | 1,690 |
|  | **52,638** | 1,143 | **163,188** | 1,690 |
| **Loss for the period** | **(820,338)** | (199,368) | **(1,166,872)** | (384,990) |
| **(Deficit) retained earnings, beginning of period** | **(1,705,190)** | 192,241 | **(1,358,656)** | 377,863 |
| **Deficit, end of period** | **(2,525,528)** | (7,127) | **(2,525,528)** | (7,127) |
| **Loss per common share** | | | | |
| Basic and diluted | **(0.02)** | (0.03) | **(0.03)** | (0.05) |
| **Weighted average number of common shares** | | | | |
| Basic and diluted | **34,148,963** | 7,133,398 | **34,129,258** | 8,644,267 |

*The accompanying notes are an integral part of these interim consolidated financial statements*

The external auditors have not reviewed these interim consolidated financial statements.

*Goldbelt Resources Ltd.*
# Interim Consolidated Statements of Cash Flows
*For the three and six month periods ended December 31, 2005 and 2004*
*(Unaudited and expressed in Canadian Dollars)*

| | 3 months ended December 31 | | 6 months ended December 31 | |
| | **2005** | 2004 | **2005** | 2004 |
| | **$** | $ | **$** | $ |
|---|---|---|---|---|
| **Cash flows used in operating activities** | | | | |
| Loss for the period | **(820,338)** | (199,368) | **(1,166,872)** | (384,990) |
| Items not affecting cash: | | | | |
|   Amortization | **4,209** | - | **7,638** | - |
|   Stock-based compensation | **398,006** | - | **419,126** | 77,771 |
|   Unrealized gain on foreign exchange | **(8,854)** | - | **(96,497)** | - |
| Changes in non-cash working capital items: | | | | |
|   Increase in accounts receivable | **(14,189)** | (1,305) | **(31,766)** | (229) |
|   Increase in prepaid expenses | **(17,869)** | (44,728) | **(22,769)** | (38,173) |
|   (Decrease) increase in accounts payable | | | | |
|     and accrued liabilities | **(374,673)** | 58,143 | **(491,313)** | 88,978 |
| Net cash used in operating activities | **(833,708)** | (187,258) | **(1,382,453)** | (256,643) |
| **Cash flows used in investing activities** | | | | |
| Acquisition of equipment | **(56,002)** | - | **(73,422)** | - |
| Acquisition of mineral properties | **(400,107)** | - | **(2,118,832)** | (330,060) |
| Net cash used in investing activities | **(456,109)** | - | **(2,192,254)** | (330,060) |
| **Cash flows from financing activities** | | | | |
| Proceeds on issuance of capital stock | **23,033** | 200,000 | **23,033** | 200,000 |
| Net cash provided by financing activities | **23,033** | 200,000 | **23,033** | 200,000 |
| **(Decrease) increase in cash** | | | | |
|   **and cash equivalents** | **(1,266,784)** | 12,742 | **(3,551,674)** | (386,704) |
| **Cash and cash equivalents,** | | | | |
|   **beginning of period** | **2,245,872** | 659,146 | **4,530,762** | 1,058,591 |
| **Cash and cash equivalents,** | | | | |
|   **end of period** | **979,088** | 671,888 | **979,088** | 671,888 |
| **Cash paid for interest** | **-** | - | **-** | - |
| **Cash paid for income taxes** | **-** | - | **-** | - |

*The accompanying notes are an integral part of these interim consolidated financial statements.*

The external auditors have not reviewed these interim consolidated financial statements.

# Notes to the Interim Consolidated Financial Statements

## 1. NATURE OF OPERATIONS

Until March 3, 2005 Goldbelt Resources Ltd. (the "Company" or "Goldbelt") was designated inactive by the TSX Venture Exchange. During fiscal 2004, the Company disposed of its remaining investments in its shares of Celtic Resources Holdings PLC and Regal Petroleum Plc. The Company subsequently completed the acquisition of mineral exploration properties in Burkina Faso in Western Africa and raised $8,000,000 in fiscal 2005 by way of private placement. The Company has undertaken a detailed evaluation of the mineralization of the Inata Project portion of the Belahouro License and partial work on its additional exploration licenses in Burkina Faso. The Company has completed a scoping study and environmental impact study of the Inata Project and has applied for an exploitation permit to mine this property.

The recoverability of the carrying values of mineral properties and the Company's continued existence is dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production there from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation. Changes in future conditions could require material write-downs of the carrying values.

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

If the going concern assumption were not appropriate for these interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

These interim consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as the most recent annual financial statements for the year ended June 30, 2005. These interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and notes for the year ended June 30, 2005.

*Goldbelt Resources Ltd.*
# Notes to the Interim Consolidated Financial Statements
*For the three and six month periods ended December 31, 2005 and 2004*
*(Unaudited and expressed in Canadian Dollars)*

## 2. EQUIPMENT

|  | December 31, 2005 $ | June 30, 2005 $ |
|---|---|---|
| Computer equipment | 20,999 | 10,206 |
| Field equipment | 70,548 | 20,960 |
| Office equipment | 32,458 | 19,416 |
|  | 124,005 | 50,582 |
| Less: Accumulated amortization |  |  |
| Computer equipment | 3,084 | 1,224 |
| Field equipment | 2,725 | 2,725 |
| Office equipment | 6,982 | 1,204 |
|  | 12,791 | 5,153 |
| Net book value |  |  |
| Computer equipment | 17,915 | 8,982 |
| Field equipment | 67,823 | 18,235 |
| Office equipment | 25,476 | 18,212 |
|  | 111,214 | 45,429 |

## 3. MINERAL PROPERTIES

On November 19, 2004, the Company entered into an Amended and Restated Share Purchase Agreement (the "Agreement") with Resolute Mining Limited ("Resolute") of Perth, Australia, an Australian Stock Exchange listed company, to acquire Resolute's 100% owned subsidiaries, Resolute (West Africa) Limited ("RWA") and Resolute (West Africa) Mining Company SA ("RWASA"). The primary assets of RWA and RWASA are exploration properties in Burkina Faso in western Africa known as the Belahouro permit, and Houndé area permits. The Company is currently in discussions with Resolute relating to the Kari permit within the Houndé area which was not held by Resolute at the time of acquisition.

On March 3, 2005, the Company completed the acquisition (the "Acquisition") of the subsidiaries of Resolute and a concurrent private placement of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000 (Note 4).

*Goldbelt Resources Ltd.*
# Notes to the Interim Consolidated Financial Statements
*For the three and six month periods ended December 31, 2005 and 2004*
*(Unaudited and expressed in Canadian Dollars)*

## 3. MINERAL PROPERTIES (continued)

The subsidiaries were acquired in consideration for $1,873,350 (US$1,500,000) on closing, $1,951,056 (US$1,573,686) on or before January 31, 2006, 7,529,412 common shares of the Company and 7,529,412 common share purchase warrants valued at $3,764,706. Included in the warrants are 1,882,353 exercisable at $0.50 until March 3, 2007, 1,882,353 exercisable at $0.65 until March 3, 2007 and 3,764,706 exercisable at $0.65 until September 3, 2006. The Company also paid due diligence costs of $330,035 (US$250,000) and issued 250,000 units valued at $125,000 consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at $1.00 until March 3, 2007.

The amount due to Resolute Mining Limited as at December 31, 2005 of $1,837,091 (US$1,573,686) is non-interest bearing and due on January 31, 2006 (Note 8(d)). The Company recorded an unrealized foreign exchange gain of $96,497 and $8,854 in the three and six months periods ended December 31, 2005, respectively.

In accordance with the acquisition agreement, the Company is required to raise, by January 31, 2006, a minimum of $10,625,000 by way of one or more private placements of which $8,000,000 was raised in fiscal 2005. Contemporaneously with the private placements, the Company will also be required to issue additional common shares and common share purchase warrants to Resolute (see Note 8(a)).

The acquisition of RWA and RWASA has been accounted for using the purchase method. The total purchase price of $8,044,147 has been allocated as follows:

| | |
|---|---:|
| Cash | $ 20,160 |
| Prepaids | 13,009 |
| Equipment | 14,089 |
| Mineral properties | 8,029,872 |
| Accounts payable and accrued liabilities | (32,983) |
| | $ 8,044,147 |

*Goldbelt Resources Ltd.*
# Notes to the Interim Consolidated Financial Statements
*For the three and six month periods ended December 31, 2005 and 2004*
*(Unaudited and expressed in Canadian Dollars)*

## 3.  MINERAL PROPERTIES (continued)

| | Belahouro $ | Other permits $ | Total $ |
|---|---:|---:|---:|
| **Balance – June 30, 2004** | - | - | - |
| Acquisition from Resolute | 7,928,351 | 346,167 | 8,274,518 |
| Administrative | 48,392 | 1,464 | 49,856 |
| Assay and sampling | 212,726 | 138,908 | 351,634 |
| Camp and general | 15,281 | 483 | 15,764 |
| Communications | 11,657 | 1,031 | 12,688 |
| Drilling | 921,917 | – | 921,917 |
| Equipment amortization | 4,496 | – | 4,496 |
| Field supplies | 44,131 | – | 44,131 |
| Maps | 262 | 88 | 350 |
| Project engineering | 5,398 | - | 5,398 |
| Repairs and maintenance | 17,043 | 1,715 | 18,758 |
| Resource and mine engineering | 162,923 | - | 162,923 |
| Safety | 3,071 | 862 | 3,933 |
| Taxes | 20,360 | 6,648 | 27,008 |
| Training | 3,668 | 326 | 3,994 |
| Salaries and benefits | 254,067 | – | 254,067 |
| Travel and fuel | 87,577 | 2,191 | 89,768 |
| **Balance – June 30, 2005** | 9,741,320 | 499,883 | 10,241,203 |
| Administrative | 64,062 | 7,003 | 71,065 |
| Assay and sampling | 125,967 | 1,890 | 127,857 |
| Camp and general | 10,518 | 2,414 | 12,932 |
| Communications | 17,348 | 1,535 | 18,883 |
| Drilling | 297,254 | - | 297,254 |
| Environmental studies | 86,220 | - | 86,220 |
| Field supplies | 10,028 | 2,404 | 12,432 |
| Geophysical | 14,387 | - | 14,387 |
| Hydrogeology | 15,442 | - | 15,442 |
| Maps | 1,706 | - | 1,706 |
| Project engineering | 169,293 | - | 169,293 |
| Repairs and maintenance | 26,062 | - | 26,062 |
| Resource and mine engineering | 124,802 | - | 124,802 |
| Safety | 1,194 | 335 | 1,529 |
| Taxes | 4,067 | 12,188 | 16,255 |
| Salaries and benefits | 222,247 | 37,090 | 259,337 |
| Travel and fuel | 80,532 | 2,014 | 82,546 |
| **Expenditures for the period** | 1,271,129 | 66,873 | 1,338,002 |
| **Balance – December 31, 2005** | 11,012,449 | 566,756 | 11,579,205 |

*Goldbelt Resources Ltd.*
# Notes to the Interim Consolidated Financial Statements
*For the three and six month periods ended December 31, 2005 and 2004*
*(Unaudited and expressed in Canadian Dollars)*

## 3.  MINERAL PROPERTIES (continued)

The Belahouro exploration permit expires in April 2006.  The Company has submitted an application for an exploitation permit on the Inata zone which exists within this property. The Company has made applications for new exploration permits for the remaining area within Belahouro.  This property is subject to a third party royalty of 2.5% on gross sales.

In addition to the Belahouro area exploration permits, Goldbelt has been issued ten exploration licenses covering an area of approximately 2,216 km². Two licenses covering 496 km² lie immediately north of the Belahouro exploration permits. Seven licenses are located in the Houndé area of southwestern Burkina Faso covering an area of approximately 1,655 km². The Ouedogo license, located in southeastern Burkina Faso, covers a 65 km² area.

## 4.  CAPITAL STOCK AND CONTRIBUTED SURPLUS

|  | Capital Stock | | Contributed |
| --- | --- | --- | --- |
|  | Number of Shares | Amount $ | Surplus $ |
| **Authorized** | | | |
| Unlimited number of common shares without par value | | | |
| Balance, June 30, 2004 | 8,155,137 | 662,424 | 17,646 |
| Exercise of warrants | 2,000,000 | 200,000 | - |
| Rounding adjustment | 3 | - | - |
| Private placement | 16,000,000 | 8,000,000 | - |
| Shares issued for mineral properties | 7,529,412 | 3,764,706 | - |
| Shares issued for sponsor's fees | 175,000 | 87,500 | - |
| Shares issued for finder's fees for mineral properties | 250,000 | 125,000 | - |
| Stock-based compensation | - | - | 412,146 |
| Agents' compensation | - | - | 223,000 |
| Share issue costs | - | (1,102,005) | - |
| Balance, June 30, 2005 | 34,109,552 | 11,737,625 | 652,792 |
| Stock-based compensation | - | - | 419,126 |
| Expense of agents' compensation options | 46,065 | 23,033 | - |
| Balance, December 31, 2005 | 34,155,617 | 11,760,658 | 1,071,918 |

# Notes to the Interim Consolidated Financial Statements
*For the three and six month periods ended December 31, 2005 and 2004*
*(Unaudited and expressed in Canadian Dollars)*

## 4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

### Private placements

During fiscal 2005, the Company issued 16,000,000 units for $0.50 per unit for gross proceeds of $8,000,000 consisting of one common share and one half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at $0.65 until September 3, 2006. If the closing price of the shares of the Company on the TSX Venture Exchange is $0.95 or more for 21 consecutive trading days, holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire. The Company paid commissions and issuance costs of $791,505, issued 175,000 common shares valued at $87,500 as sponsor's fees, and issued to the underwriters compensation options valued at $223,000 to purchase 1,068,550 units, with terms identical to the placement units, exercisable at $0.50 per unit until March 3, 2007.

### Stock option plan

The Company has a stock option plan whereby, from time to time at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants to a maximum of 5,000,000 shares in the capital of the Company. The exercise price of each option is based on the market price of the Company's common stock at the date of grant less an applicable discount, subject to a minimum price of $0.10. The options can be granted for a maximum term of 5 years.

As at December 31, 2005, options to acquire 4,960,000 common shares were outstanding as follows:

|  | Shares | | Weighted Average Exercise Price | |
| --- | --- | --- | --- | --- |
|  | 2006 | 2005 | 2006 | 2005 |
| Outstanding, beginning of period | 1,985,000 | 660,000 | 0.43 | 0.10 |
| Granted | 2,975,000 | 1,325,000 | 0.64 | 0.60 |
| Outstanding, end of period | 4,960,000 | 1,985,000 | 0.56 | 0.43 |

*Goldbelt Resources Ltd.*
# Notes to the Interim Consolidated Financial Statements
*For the three and six month periods ended December 31, 2005 and 2004*
*(Unaudited and expressed in Canadian Dollars)*

## 4.  CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

| Fiscal year granted | Number of Options | Exercise Price $ | Expiry Date |
|---|---|---|---|
| 2004 | 660,000 | 0.10 | October 24, 2008 |
| 2005 | 375,000 | 0.48 | December 1, 2007 |
|  | 150,000 | 0.25 | July 12, 2009 |
|  | 800,000 | 0.72 | March 9, 2010 |
| 2006 | 500,000 | 0.54 | September 26, 2010 |
|  | 925,000 | 0.62 | November 25, 2010 |
|  | 1,550,000 | 0.69 | December 16, 2010 |
| Total | 4,960,000 |  |  |

**Stock-based compensation**

The fair value of 500,000 options granted during the period ended December 31, 2005 has been estimated at the date of grant using a Black-Scholes option pricing model.  The current period's valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.8%; volatility factor of the expected market price of the Company's common stock of 70%; and a weighted average expected life of the options of 5.0 years.  The resulting weighted average cost per option granted was $0.39.  The estimated fair value of the options is expensed over the vesting period.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

*(Unaudited and expressed in Canadian Dollars)*

## 4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

### Warrants and Agents' Compensation Options

The following warrants and compensation options to acquire 17,211,171 common shares of the Company were outstanding at December 31, 2005:

| | | Number of common shares | | | | |
|---|---|---|---|---|---|---|
| Expiry Date | Exercise Price $ | Opening Balance | Issued | Exercised | Expired | Closing Balance |
| September 3, 2006 | 0.65 | 8,000,000[1] | - | - | - | 8,000,000 |
| September 3, 2006 | 0.65 | 3,764,706 | - | - | - | 3,764,706 |
| March 3, 2007 | 0.50 | 1,882,353 | - | - | - | 1,882,353 |
| March 3, 2007 | 0.65 | 1,882,353 | - | - | - | 1,882,353 |
| March 3, 2007 | 1.00 | 125,000 | - | - | - | 125,000 |
| March 3, 2007 | 0.65 | - | 23,032 | - | - | 23,032 |
| March 3, 2007 | 0.50 | 1,602,825[2] | - | (69,098) | - | 1,533,727 |
| | | 17,257,237 | 23,032 | (69,098) | - | 17,211,171 |

(1) If the closing price of the shares of the Company on the TSX Venture Exchange is $0.95 or more for 21 consecutive trading days, holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire.

(2) The Company issued 1,068,550 units as agents' compensation options on the March 3, 2005 private placement. Each agents' compensation option is exercisable at $0.50 into one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.65 until March 3, 2007. These warrants have similar terms as disclosed in (1) above.

*Goldbelt Resources Ltd.*
# Notes to the Interim Consolidated Financial Statements
*For the three and six month periods ended December 31, 2005 and 2004*
*(Unaudited and expressed in Canadian Dollars)*

## 5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties not disclosed elsewhere:

a) At December 31, 2005, the Company owed $12,000 to a director for consulting fees, which are included in accounts payable and accrued liabilities.

b) The following table discloses the related party transactions, which were in the normal course of operations and were measured at the exchange amounts, for the financial periods as follows:

| Related party | Type of transaction | 3 months ended December 31 | | 6 months ended December 31 | |
|---|---|---|---|---|---|
| | | 2005 | 2004 | 2005 | 2004 |
| | | $ | $ | $ | $ |
| Director related entities | Professional fees | 12,000 | 38,206 | 24,000 | 48,135 |
| Director | Management fees | 23,000 | 5,381 | 54,000 | 12,431 |
| | | 35,000 | 43,587 | 78,000 | 60,566 |

## 6. SEGMENTED INFORMATION

All of the Company's operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties. The Company has mineral resource properties located in Burkina Faso. Geographic information is as follows:

| | December 31, 2005 | June 30, 2005 |
|---|---|---|
| | $ | $ |
| Equipment and mineral properties: | | |
| Burkina Faso | 11,664,203 | 10,270,475 |
| Canada | 26,216 | 16,157 |
| | 11,690,419 | 10,286,632 |

*Goldbelt Resources Ltd.*
# Notes to the Interim Consolidated Financial Statements
*For the three and six month periods ended December 31, 2005 and 2004*
*(Unaudited and expressed in Canadian Dollars)*

## 7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and due to Resolute Mining Limited. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

## 8. SUBSEQUENT EVENTS

(a) On January 13, 2006, the Company completed a $1,000,000 private placement by issuing 1,538,462 common shares at $0.65 per share for gross proceeds of $1,000,000. Fees totaling 7% of the proceeds of the private placement and warrants to acquire 107,692 shares (exercisable at $0.71 per share for one year) were granted to third parties. The proceeds will be used for the further exploration and development of Goldbelt's Inata Project in Burkina Faso.

As a result of this financing and pursuant to Goldbelt's obligations under the Agreement with Resolute dated November 19, 2004 (Note 3), Goldbelt issued to Resolute 723,982 common shares, warrants to acquire 180,995 shares (exercisable at $0.65 per share for two years) and warrants to acquire 180,995 shares (exercisable at $0.845 per share for two years).

(b) On January 17, 2006, the Company received proceeds of $1,625,000 through the exercise of 2,500,000 share purchase warrants to purchase 2,500,000 shares at $0.65 per share. These warrants formed part of the unit offering which was concluded on March 3, 2005.

(c) As a result of the March 3, 2005 unit offering of $8,000,000, the private placement of $1,000,000 (Note 8(a)) and the exercise of warrants for $1,625,000 (Note 8(b)), the Company has completed its obligation to raise $10,625,000 by January 31, 2006 in accordance with the Agreement with Resolute (Note 3).

(d) The Company is in negotiations with Resolute to settle the amounts due to Resolute under the Agreement (Note 3).

*Goldbelt Resources Ltd.*
# Notes to the Interim Consolidated Financial Statements
*For the three and six month periods ended December 31, 2005 and 2004*
*(Unaudited and expressed in Canadian Dollars)*

## 8. SUBSEQUENT EVENTS (continued)

(e) In January 2006, 204,419 agents' options in aggregate were exercised at $0.50 per option for gross proceeds of $102,210. Accordingly the Company issued 204,419 common shares and 102,209 whole warrants to purchase 102,209 common shares at $0.65 per share until March 3, 2007.

(f) On January 30, 2006, 53,427 warrants were exercised to purchase 53,427 shares at $0.65 per share for gross proceeds of $34,728. These warrants were issued due to the exercise of the agents' options.

(g) On January 9, 2006, the Company granted to a consultant, options to acquire 150,000 common shares of the Company at $0.71 per share until January 9, 2011.

(h) On January 25, 2006, directors exercised options to acquire 660,000 common shares of the Company at $0.10 per share for total proceeds of $66,000. The Company subsequently granted to these directors and subject to shareholder approval, options to acquire 660,000 common shares of the Company at $0.89 per share until January 25, 2011.

## 9. COMPARATIVE FIGURES

The comparative figures have been reclassified, where necessary, to conform with the presentation adopted for the current period.